Exhibit 11

COMPUTATION OF PER SHARE EARNINGS

Exhibit 11
Statement Re: Computation of Per Share Earnings

	Three Months Ended				Twelve Months Ended
	October 31,				October 31,
	2005		2004		2005		2004
(in thousands, except per share amount)
	Basic	Diluted	Basic	Diluted	Basic	Diluted	Basic	Diluted

Net income	$7,235	$7,235	$2,281	$2,281	$16,443	$16,443	$6,269	$6,269

Weighted average shares outstanding	6,216	6,216	5,969	5,969	6,171	6,171	5,784	5,784

Assumed issuances under stock options plans	--	167	--	294	--	165	--	242
	6,216	6,383	5,969	6,263	6,171	6,336	5,784	6,026

Income per common share	$1.16	$1.13	$0.38	$0.36	$2.66	$2.60	$1.08	$1.04